June 29, 2010

Via Edgar and Fax

Ms. Linda VanDoorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Business Services
100 F Street, N.E.,
Washington, D.C. 20549-3561

RE:	Banyan Rail Services Inc.
Letter Dated June 17, 2010
File No. 001-09043
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Dear Ms. VanDoorn:

On behalf of Banyan Rail Services Inc., please find below the Company’s responses to the comments of the staff of the Securities and Exchange Commission contained in your letter to Gary O. Marino dated June 17, 2010.  For your convenience, we have repeated your comments before our responses.  In addition, we have sent a courtesy copy to Yolanda Crittendon of your staff. All references to the “Company”, “we”, “our”, and “us”, refer to Banyan Rail Services Inc.

Form 10-K for Fiscal Year Ended December 31, 2009
Financial Statements and Notes

Staff Comment:

Consolidated Statements of Stockholders’ Equity, page F-7

1.
Refer also to the Form 10-Q for the quarter ended March 31, 2010.  We note on page 7 and throughout your filing that you effectuated a 1-for-10 reverse stock split in April 2010. Explain to us why this reverse stock split is reflected in the financial statements for the periods ending December 31, 2009, and March 31, 2010, given that the reverse stock split went into effect subsequent to these period ends.

One Boca Place    •    2255 Glades Road / Suite 342-W    •    Boca Raton, Florida  33431
www.BanyanRail.com    •   Telephone:  561.997.7775    •    Facsimile:  561.443.5319

Company Response:

We reflected the 1-for-10 reverse split in our financial statements and other financial information to be consistent with the Staff’s position in Staff Accounting Bulletin Topic 4.C., Changes in Capital Structure, which states that “Such changes in the capital structure (including “stock spit or reverse split”) must be given retroactive effect in the balance sheet.” This position also is contained in Section 13500 of the SEC’s Corporation Finance Financial Reporting Manual.

Staff Comment:

Note 2 – Basis of Presentation, page F-11

2.
We note that you describe the merger between you and Wood Energy, Inc., as a business combination.  Please provide us your analysis of FASB ASC 805-10-55-10 through 805-10-55-15 in your determination of the accounting acquirer.

Company Response:

We completed the acquisition of 100% of the issued and outstanding stock of The Wood Energy Group, Inc. (“Wood Energy”) on September 4, 2009.  Prior to this acquisition, Banyan was a shell company without significant operations or sources of revenues other than our investments.  The Company considers Wood Energy to meet the definition of a predecessor to Banyan as defined in Rule 405 of Regulation C (also discussed in Topic 4 of the SEC’s staff Financial Reporting Manual). ASC 805-11-11 states that, in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.  In our case, Banyan transferred cash and common stock in payment for the stock of Wood Energy, and thus is the accounting acquirer.

We also considered factors in ASC 805-40 (“Reverse Acquisitions”) which support the fact that Banyan is the accounting acquirer, rather than Wood Energy, as follows:

•
The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. After the acquisition of Wood Energy, Banyan’s Board of Directors and executives of the Company owned or beneficially owned 37.1% of the outstanding voting securities, Banyan’s public ownership was 45.3%, and the prior owner of Wood Energy owned 17.6% of the voting equity in the Company.

One Boca Place    •    2255 Glades Road / Suite 342-W    •    Boca Raton, Florida  33431
Telephone:  561.443.5300    •    Facsimile:  561.443.5319

•
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. Although the prior owners of Wood Energy own a 17.6% interest in the combined entity post-acquisition, Banyan’s directors and officers hold a larger percentage of the Company.

•
The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. After the Wood Energy acquisition, there are no former Wood Energy owners on the Company’s Board of Directors.

•
The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity. After the Wood Energy acquisition, no Wood Energy executives hold senior management positions in Banyan.

Staff Comment:

Note 2 – Basis of Presentation, page F-11

3.
Please tell us your basis in providing the financial statements of Wood Energy, Inc., and including it as part of the 10-K as well as your Form 10-Q for the quarter ended March 31, 2010.  To the extent the inclusion of these financial statements satisfies the requirements of Rule 8-04 of Regulation S-X, it is unclear why these financial statements are not filed within a Form 8-K.  Refer to Item 9.01(a) of Form 8-K.

Company Response:

As a point of reference, please note that the Company filed an information report on Form 8-K/A on December 10, 2009, which contained Wood Energy’s audited financial statements for the years ended December 31, 2008 and 2007, as well as its unaudited financial statements as of June 30, 2009 and 2008.

As noted in our response to Staff Comment 2, prior to the acquisition of Wood Energy (an operating company) on September 4, 2009, Banyan was a shell company without significant operations or sources of revenues other than our investments.  In determining the appropriate financial statements to present in the December 31, 2009 Form 10-K, we considered the guidance included in the SEC Division of Corporation Finance Financial Reporting Manual (“FRM”).  Although section 1170.1 of the FRM addresses financial statement reporting and disclosures for business acquisitions of nonreporting operating companies by public shells that are accounted for as a recapitalization or a reverse acquisition, it does not address situations which would be recorded as a straight acquisition.

One Boca Place    •    2255 Glades Road / Suite 342-W    •    Boca Raton, Florida  33431
Telephone:  561.443.5300    •    Facsimile:  561.443.5319

We consulted with our professional advisors on this matter, and was informed that the staff has indicated that in cases where a public shell company accounts for the acquisition of an operating company as a business combination, the acquired business is likely a predecessor for which pre-acquisition financial statements should be presented in all SEC filings and for all periods presented, in addition to the pre- and post- acquisition financial statements of the registrant.  Accordingly, we have provided Wood energy’s financial statements in our filings on Forms 10-K and 10-Q for the relevant periods.

Staff Comment:

Note 6 – Acquisition of The Wood Energy Group, Inc., page F-18

4.
Refer to the second tabular presentation, page F-19.  We note that you determined the weighted average useful life of the acquired customer contracts to be 10.5 years.  Please provide us with your calculation in determining the useful life of these contracts.

Company Response:

The Company’s calculation in determining the weighted average useful life of the acquired customer contracts is as follows:

Allocation of Value to:	Value Allocated	Amortization Term	Weighted Amortization Amount	Calculation Rationale (see below for notes)
Customer A -contract	$1,603,510	11.5 years	$18,440,365	Existing 3.5 yr. contract with 2 - 4 year extensions (1)
Customer B - contract	$148,887	2 years	$297,774	(2)
Customer List for the landscape market	87,692	7 years	$613,844	(3)
Totals	$1,840,089		$19,351,983	Weighted average amortization period = 10.5 years

(1)
The Customer A contract, already in its second renewal, had 3.5 years remaining at the time of the acquisition. Management’s estimated useful life anticipates 2 additional renewals of the existing contract term length based on the customer’s strong relationship with management of both Wood Energy and Banyan. In addition, we believe there is a limited amount of competition in the geographic region served for this customer, which supports the likelihood of contract extensions.

(2)	The term is based on the remaining life of the contract. As management may elect to alter its business model it did not assume potential extensions of this contract.

One Boca Place    •    2255 Glades Road / Suite 342-W    •    Boca Raton, Florida  33431
Telephone:  561.443.5300    •    Facsimile:  561.443.5319

(3)	The customer list and relationships assume ongoing business with its current landscape customer base.

Further, the above assumptions and conclusions with respect to the values allocated and the terms of amortization are supported by an independent third party appraisal.

Staff Comment:

Note 17 – Income Taxes, page F-28

5.
We note that your federal net operating loss carryforward balance as of December 31, 2009 was $3,541,000, expiring between 2010 and 2029.  Please revise your disclosure in future filings to disclose for each expiration date the amount of operating loss carryforward expiring.

Company Response:

In response to the staff’s comment, the Company will disclose amounts and expiration dates of its operating loss carryforwards in future filings.

Staff Comment:

6.
Refer also to the Form 10-Q for the quarter ended March 31, 2010.  We note that you have not recorded a valuation allowance for your deferred tax assets because you determined that it is more likely than not that they will be realized.  Given your net loss position in 2009 and your history of cumulative net losses, explain to us how you determined that a valuation allowance was not needed.

Company Response:

The Company determined that a valuation allowance for the deferred tax assets was not required as a result of the following factors. The Company’s business plan for 2010 includes a projected increase in revenues based on increases in business indicated from its largest customer, and business operational changes (including an investment in a new grinding facility) that is expected to positively impact projected net income. Management believes these factors, as well as contracts from new customers, will result in taxable income in 2010 and for years immediately thereafter. Accordingly, management expects that, more likely than not, future taxable income, exclusive of the temporary differences, will utilize the value of the net operating loss carryforward and therefore a valuation allowance is not required.  In addition, the future reversal of existing taxable temporary differences supports the favorable likelihood that the deferred tax asset will be realized.

One Boca Place    •    2255 Glades Road / Suite 342-W    •    Boca Raton, Florida  33431
Telephone:  561.443.5300    •    Facsimile:  561.443.5319

Form 10-Q for the quarter ended March 31, 2010

Staff Comment:

Note 5 – Convertible Debentures and Preferred Stock, page F-8

7.
We note that you recognized a gain of $25,092 as a result of the extinguishment of your outstanding convertible debentures.  Please tell us whether the holders of these debentures are related parties.  If so, tell us how you analyzed FASB ASC 470-50-40-2 in determining whether this extinguishment should be accounted for as a capital transaction.

Company Response:

ASC 470-50-40-2 states that “…extinguishment transactions between related entities may be in essence capital transactions.”  In the case of the Company’s “extinguishment,” the debenture holders elected to exchange $1,525,000 of convertible debentures into $1,525,000 of convertible preferred stock. Except for mandatory redemption rights attached to the convertible debentures, the terms of both the debentures and the preferred stock are identical. There was no reduction of the face amount of the Company’s obligations to the holders. The gain on the extinguishment was a result of the amortization of the beneficial conversion feature discount that occurred during the short time that the debentures were outstanding. Accordingly, the Company does not believe that the portion of the gain attributable to related parties should be accounted for as a capital transaction.

Acknowledgment

Per your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if we can provide you with any further information regarding this matter.  You can reach me at 561-443-5307 or larry@woodenergygroup.com

Sincerely,

/s/ Larry Forman
Larry Forman
Chief Financial Officer

CC:	Yolanda Crittendon (SEC)
Gary O. Marino (Banyan Rail Services Inc.)
Scott Walters (Daszkal Bolton LLP)
Seth Siegel (Grant Thornton LLP)

One Boca Place    •    2255 Glades Road / Suite 342-W    •    Boca Raton, Florida  33431
Telephone:  561.443.5300    •    Facsimile:  561.443.5319